UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation
(Translation of registrant’s name into English)

18 Zhangjiang Road
Pudong New Area, Shanghai 201203
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐Yes	☑ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Semiconductor Manufacturing International Corporation (the “Company”), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 981)

(1) NOTICE OF ANNUAL GENERAL MEETING
(2) RE-ELECTION OF DIRECTORS
(3) PROPOSED GENERAL MANDATES TO ISSUE AND
REPURCHASE SHARES
AND
(4) AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The notice convening the annual general meeting of the Company to be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China on Thursday, 7 June 2012 at 11:00 a.m. is contained in this circular. Shareholders are advised to read the notice and to complete and return the enclosed form of proxy for use at the annual general meeting in accordance with the instructions printed thereon.

Whether you are able to attend the annual general meeting or not, please complete and return the enclosed form of proxy to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the annual general meeting or any adjournment thereof. The completion and delivery of a form of proxy will not preclude you from attending and voting at the annual general meeting in person should you wish. Only shareholders of record on 7 June 2012 are entitled to attend and vote at the annual general meeting.

*     for identification purposes only

9 May 2012

– i –

DEFINITIONS

     In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2001 Preference Shares Stock Plan”	means the Preference Shares Stock Plan of the Company adopted on 12 April 2001

“2001 Regulation S Preference Shares Stock Plan”	means the Regulation S Preference Shares Stock Plan of the Company adopted on 12 April 2001

“2001 Regulation S Stock Plan”	means the Regulation S Stock Plan of the Company adopted on 28 March 2001

“2001 Stock Plan”	means the Stock Plan of the Company adopted on 28 March 2001

“2004 Employee Stock Purchase Plan”	means the 2004 Employee Stock Purchase Plan of the Company, as amended from time to time

“2004 Equity Incentive Plan”	means the 2004 Equity Incentive Plan of the Company, as amended from time to time

“2004 Stock Option Plan”	means the 2004 Stock Option Plan of the Company, as amended from time to time

“2011 Annual Report”	means the annual report and accounts of the Company for the year ended 31 December 2011

“AGM”	means the annual general meeting of the Company to be convened and held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China on Thursday, 7 June 2012 at 11:00 a.m.

“Articles of Association”	means the Eleventh Amended and Restated Articles of Association of the Company adopted by special resolution passed at the annual general meeting of the shareholders of the Company held on 2 June 2008

“Associates”	has the same meaning given to it by the Listing Rules

“Board”	means the board of Directors of the Company

“Company”	means Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability

“Compensation Committee”	means the compensation committee of the Board

“Director(s)”	means the member(s) of the Board

DEFINITIONS

“Group”	means the Company and its subsidiaries

“HK$”	means Hong Kong Dollars, the lawful currency of Hong Kong

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC

“Latest Practicable Date”	means 30 April 2012, being the latest practicable date prior to the printing of this circular

“Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange

“New Issue Mandate”	means a general and unconditional mandate proposed to be granted to the Directors to exercise all powers of the Company to allot and issue Shares set out as resolution no. 4 in the Notice

“Notice”	means the notice convening the AGM

“Option Plans”	means the 2004 Stock Option Plan and the 2004 Employee Stock Purchase Plan

“Ordinary Share(s)”	means the common share(s) of par value US$0.0004 each in the capital of the Company

“PRC”	means the People’s Republic of China

“Preferred Share(s)”	means preferred share(s) of par value US$0.0004 each in the capital of the Company

“Repurchase Mandate”	means a general and unconditional mandate proposed to be granted to the Directors to exercise the power of the Company to repurchase Shares set out as resolution no. 5 in the Notice

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shareholder(s)”	means holder(s) of existing Shares

“Shares”	means shares of all classes in the capital of the Company (including but not limited to Ordinary Shares and Preferred Shares) and warrants and other securities which carry a right to subscribe for or purchase shares of the Company

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Takeovers Code”	means the Codes on Takeovers and Mergers and Share Repurchases

DEFINITIONS

“United States” or “U.S.”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	means United States Dollars, the lawful currency of the United States of America

“%”	means per cent.

LETTER FROM THE BOARD

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 981)

Executive Director:	Registered Office:
Zhang Wenyi (Chairman)	PO Box 309, Ugland House,
Tzu-Yin Chiu (Chief Executive Officer)	Grand Cayman, KY1-1104,
Cayman Islands.
Non-Executive Directors:
Chen Shanzhi	Principal Place of Business:
Gao Yonggang	18 Zhangjiang Road
Lawrence Juen-Yee Lau	PuDong New Area
Zhou Jie	Shanghai 201203
People’s Republic of China
Independent Non-Executive Directors:
Tsuyoshi Kawanishi
Frank Meng
Lip-Bu Tan

9 May 2012

To shareholders of the Company

Dear Sir or Madam,

(1) NOTICE OF ANNUAL GENERAL MEETING
(2) RE-ELECTION OF DIRECTORS
(3) PROPOSED GENERAL MANDATES TO ISSUE AND
REPURCHASE SHARES
AND
(4) AMENDMENTS TO THE ARTICLES OF ASSOCIATION

INTRODUCTION

     The AGM will be held on Thursday, 7 June 2012 at 11:00 a.m. The Notice is set out in this circular. Details of the resolutions to be proposed at the AGM are set out in the Notice.

*     for identification purposes only

LETTER FROM THE BOARD

PROPOSALS BY THE BOARD

1. Re-election of Directors

     Two Class II Directors, namely Dr. Chen Shanzhi and Mr. Lip-Bu Tan, whose initial appointments as Directors took effect on 23 June 2009 and 3 November 2001, respectively, will retire from office at the AGM pursuant to Article 90 of the Articles of Association. Each of Dr. Chen and Mr. Tan will offer himself for re-election as a Class II Director. If re-elected, each of them will hold office until the 2015 annual general meeting of the Company.

     Two Class I Directors, namely Mr. Zhang Wenyi and Dr. Tzu-Yin Chiu, whose initial appointments as Directors took effect on 30 June 2011 and 5 August 2011, respectively, will retire from office at the AGM pursuant to Article 126 of the Articles of Association. Each of Mr. Zhang and Dr. Chiu will offer himself for re-election as a Class I Director. If reelected, each of them will hold office until the 2014 annual general meeting of the Company.

     One Class II Director, Mr. Frank Meng, whose initial appointment took effect on 23 August 2011, will retire from office at the AGM pursuant to Article 126 of the Articles of Association. Mr. Meng will offer himself for re-election as a Class II Director. If re-elected, he will hold office until the 2015 annual general meeting of the Company.

     One Class III Director, Professor Lawrence Juen-Yee Lau, whose initial appointment took effect on 30 June 2011, will retire from office at the AGM pursuant to Article 126 of the Articles of Association. He will offer himself for re-election as a Class III Director. If reelected, he will hold office until the 2013 annual general meeting of the Company.

The details of the aforesaid Directors who are proposed to be re-elected are as follows:

(i) Chen Shanzhi

     Dr. Chen Shanzhi, aged 43, was appointed as a non-executive Director with effect from 23 June 2009. Dr. Chen is currently the senior vice president, CTO and CIO of China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group). He is also the senior vice president of Datang Telecom Technology & Industry Holdings Co. Ltd (“Datang”), where he is responsible for strategy development, technology and standard development, corporate IT, strategic alliances and cooperation, investment budget management, and external industrial investment. Dr. Chen is a member of the expert group of the Information Technology of the National High Technology Research and Development Program of China (863 Program). Dr. Chen received his bachelor’s degree from Xidian University, master’s degree from China Academy of Posts and Telecommunications of Ministry of Posts and Telecommunications and Ph. D. from Beijing University of Posts and Telecommunications. Dr. Chen has 20 years of experience in the field of information and communication technology where he has been involved in research and development, technology and strategy management. He has published a book and nearly 100 papers in the domestic and foreign academic conferences and publications, most of which were published by SCI and EI and many of his papers have received awards. At present, he has applied for more than 10 national invention patents.

LETTER FROM THE BOARD

     As at the Latest Practicable Date, Dr. Chen was interested in 3,145,319 Ordinary Shares within the meaning of Part XV of the SFO.

     On 24 May 2010, Dr. Chen was granted an option to purchase 3,145,319 Ordinary Shares, if fully exercised, at a price per Ordinary Share of HK$0.59 pursuant to the 2004 Stock Option Plan. This option will expire on the earlier of 23 May 2020 or 120 days after termination of his service to the Board.

     Save for the fact that Dr. Chen is the senior vice president of Datang, a substantial shareholder of the Company, Dr. Chen is not otherwise related to any Directors, senior management or substantial or controlling shareholders of the Company.

     Dr. Chen has not entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

     Information about Dr. Chen’s emolument is set out in the 2011 Annual Report. Save as disclosed in the 2011 Annual Report, Dr. Chen has not received any other emoluments (including any bonus payments, whether fixed or discretionary in nature) for the year ended 31 December 2011.

     If re-elected, Dr. Chen will be eligible as a participant of the Option Plans and the 2004 Equity Incentive Plan. As such, Dr. Chen will be eligible to be granted options, rights or awards pursuant to the terms of the Option Plans and the 2004 Equity Incentive Plan. Any other emoluments of Dr. Chen will be determined by the Compensation Committee and thereafter approved by the Directors in accordance with the Company’s remuneration policy and will be comparable with the remuneration received by directors in other similar publicly-traded companies.

(ii) Lip-Bu Tan

     Mr. Lip-Bu Tan, aged 52, was appointed as a non-executive Director with effect from 3 November 2001, and was appointed as an independent non-executive Director with effect from 18 March 2004. Mr. Tan is also a director of Semiconductor Manufacturing International (Tianjin) Corporation, a subsidiary of the Company. Mr. Tan is the founder and chairman of Walden International, a leading venture capital firm managing over US$1.9 billion in committed capital. He concurrently serves as president and chief executive officer of Cadence Design Systems, Inc., and has been a member of the Cadence board of directors since 2004. He also serves on the boards of Flextronics International (NASDAQ: FLEX), SINA (NASDAQ: SINA), Inphi (NYSE: IPHI), Global Semiconductor Alliance and several other private companies. Mr. Tan received his B.S. from Nanyang University in Singapore, his MBA from the University of San Francisco, and his M.S. in Nuclear Engineering from the Massachusetts Institute of Technology.

     As at the Latest Practicable Date, Mr. Tan was interested in 4,634,877 Ordinary Shares within the meaning of Part XV of the SFO.

LETTER FROM THE BOARD

     On 29 September 2006, Mr. Tan was granted an option to purchase 500,000 Ordinary Shares, if fully exercised, at a price per Ordinary Share of US$0.132, pursuant to the 2004 Stock Option Plan. This option will expire on the earlier of 29 September 2016 or 120 days after termination of his service to the Board.

     On 17 February 2009, Mr. Tan was granted an option to purchase 1,000,000 Ordinary Shares, if fully exercised, at a price per Ordinary Share of HK$0.27, pursuant to the 2004 Stock Option Plan. This option will expire on the earlier of 17 February 2019 or 120 days after termination of his service to the Board.

     On 23 February 2010, Mr. Tan was granted an option to purchase 3,134,877 Ordinary Shares, if fully exercised, at a price per Ordinary Share of HK$0.77, pursuant to the 2004 Stock Option Plan. This option will expire on the earlier of 22 February 2020 or 120 days after termination of his service to the Board.

     Mr. Tan does not have any relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

     Mr. Tan has not entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

     Information about Mr. Tan’s emolument is set out in the 2011 Annual Report. Save as disclosed in the 2011 Annual Report, Mr. Tan has not received any other emoluments (including any bonus payments, whether fixed or discretionary in nature) for the year ended 31 December 2011.

     If re-elected, Mr. Tan will be eligible as a participant of the Option Plans and the 2004 Equity Incentive Plan. As such, Mr. Tan will be eligible to be granted options, rights or awards pursuant to the terms of the Option Plans and the 2004 Equity Incentive Plan. Any other emoluments of Mr. Tan will be determined by the Compensation Committee and thereafter approved by the Directors in accordance with the Company’s remuneration policy and will be comparable with the remuneration received by directors in other similar publicly-traded companies.

     Notwithstanding that Mr. Tan has served as a Director since November 2001, the Board is satisfied that Mr. Tan is a person of integrity and independent in character and judgment. He is independent of management and free from any business or other relationships or circumstances which could materially interfere with the exercise of his independent judgment. Consequently, the Board recommends the re-appointment of Mr. Tan as an independent non-executive Director at the AGM.

(iii) Zhang Wenyi

     Mr. Zhang Wenyi, aged 65, was appointed as an independent non-executive Director with effect from 30 June 2011, and was redesignated as an executive Director with effect from 2 July 2011. Mr. Zhang is the Chairman of the Board and is also a director of several subsidiaries of the Group.

LETTER FROM THE BOARD

     Mr. Zhang is an electronics industry veteran and entrepreneur well known for his achievements in both the semiconductor and CRT industries. Mr. Zhang previously served as the chairman of the board of Shanghai Hua Hong (Group) Co., Ltd., China’s first 8-inch foundry, and chairman of the board of Shanghai Hua Hong NEC Electronics Co., Ltd., a subsidiary of Hua Hong Group, where he successfully transformed its business model into that of a foundry services company. He was also chairman of Shanghai Hua Hong International, Inc., where he spearheaded the implementation of international and professional management practices. Mr. Zhang was previously general manager of Shaanxi IRICO Color Picture Tube Plant and president and chairman of IRICO Group Corporation. Under his leadership, IRICO stood out among fierce competition as China’s most profitable CRT manufacturer. Mr. Zhang has also served as vice minister of China’s Ministry of Electronics Industry. In this capacity, he oversaw the development of China’s electronic devices and components industry and was responsible for managing the Electronics Industrial Fund, which supports emerging technologies and innovation within the industry. Mr. Zhang received his B.S. in electrical engineering from Tsinghua University in Beijing and holds the professional title of senior engineer. He is a member of the 11th National Committee of the Chinese People’s Political Consultative Conference.

     As at the Latest Practicable Date, Mr. Zhang was interested in 31,066,976 Ordinary Shares within the meaning of Part XV of the SFO.

     On 8 September 2011, Mr. Zhang was granted an option to purchase 21,746,883 Ordinary Shares, if fully exercised, at a price per Ordinary Share of HK$0.455, pursuant to the 2004 Stock Option Plan. This option will expire on the earlier of 7 September 2021 or 120 days after termination of his service to the Board. Also on 8 September 2011, he was granted an award of 9,320,093 restricted share units (each representing the right to receive one Ordinary Share) pursuant to the 2004 Equity Incentive Plan. 25% of these restricted share units will vest on each anniversary of 30 June 2011, and will fully vest on 30 June 2015.

     Mr. Zhang does not have any relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

     Mr. Zhang has not entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

     Information about Mr. Zhang’s emolument is set out in the 2011 Annual Report. Save as disclosed in the 2011 Annual Report, Mr. Zhang has not received any other emoluments (including any bonus payments, whether fixed or discretionary in nature) for the year ended 31 December 2011.

     If re-elected, Mr. Zhang will be eligible as a participant of the Option Plans and the 2004 Equity Incentive Plan. As such, Mr. Zhang will be eligible to be granted options, rights or awards pursuant to the terms of the Option Plans and the 2004 Equity Incentive Plan. Any other emoluments of Mr. Zhang will be determined by the Compensation Committee and thereafter approved by the Directors in accordance with the Company’s remuneration policy and will be comparable with the remuneration received by directors in other similar publicly-traded companies.

LETTER FROM THE BOARD

(iv) Tzu-Yin Chiu

     Dr. Tzu-Yin Chiu, aged 56, was appointed as an executive Director with effect from 5 August 2011. Dr. Chiu is the Chief Executive Officer of the Company, and is also a director of almost all of the Group’s subsidiaries.

     Dr. Chiu is a semiconductor industry veteran with over 29 years of experience spanning technology research, business development, operations and corporate management. Prior to joining the Company, Dr. Chiu was president and CEO of Hua Hong NEC. He has served in various executive positions across the semiconductor industry, including as president and COO of Silterra Malaysia, senior vice president and chief operating officer of Hua Hong International Management and president of Hua Hong Semiconductor International, senior vice president of Shanghai Operations at SMIC, and senior director of Fab Operations at Taiwan Semiconductor Manufacturing Corporation (TSMC). He began his career in the United States at AT&T Bell Laboratories, rising to become the department head of its High Speed Electronics Research Department and Silicon Research Operations Department. Dr. Chiu holds a bachelor’s degree from Rensselaer Polytechnic Institute, a Ph.D. in electrical engineering and computer science from the University of California, Berkeley, and an executive MBA from Columbia University. A senior member of the IEEE, Dr. Chiu holds ten semiconductor technology patents in the US with three patents pending, and has published over thirty technical articles.

     As at the Latest Practicable Date, Dr. Chiu was interested in 128,274,573 Ordinary Shares within the meaning of Part XV of the SFO.

     On 8 September 2011, Dr. Chiu was granted an option to purchase 86,987,535 Ordinary Shares, if fully exercised, at a price per Ordinary Share of HK$0.455, pursuant to the 2004 Stock Option Plan. This option will expire on the earlier of 7 September 2021 or 120 days after termination of his service to the Board. Also on 8 September 2011, Dr. Chiu was granted an award of 37,280,372 restricted share units (each representing the right to receiving one Share) pursuant to the 2004 Equity Incentive Plan. 25% of these restricted share units will vest on each anniversary of 5 August 2011 and will fully vest on 5 August 2015.

     Dr. Chiu does not have any relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

     Dr. Chiu has not entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

LETTER FROM THE BOARD

     Information about Dr. Chiu’s emolument is set out in the 2011 Annual Report. Save as disclosed in the 2011 Annual Report, Dr. Chiu has not received any other emoluments (including any bonus payments, whether fixed or discretionary in nature) for the year ended 31 December 2011.

     If re-elected, Dr. Chiu will be eligible as a participant of the Option Plans and the 2004 Equity Incentive Plan. As such, Dr. Chiu will be eligible to be granted options, rights or awards pursuant to the terms of the Option Plans and the 2004 Equity Incentive Plan. Any other emoluments of Dr. Chiu will be determined by the Compensation Committee and thereafter approved by the Directors in accordance with the Company’s remuneration policy and will be comparable with the remuneration received by directors in other similar publicly-traded companies.

(v) Frank Meng

     Mr. Frank Meng, aged 51, was appointed as an independent non-executive Director of the Company with effect from 23 August 2011.

     Mr. Meng has been with the telecom and semiconductor industry for over 20 years. He received his BS degree in microwave and fibre optics from the Beijing University of Posts and Telecommunications and his MSEE degree from the Polytechnic University of New York. Mr. Meng joined Motorola in April 2010 and is now the senior vice president and president of Greater China for Motorola Mobility Inc. (NYSE: MMI), where he is responsible for overseeing all aspects of the company’s business and sales operations in China, Hong Kong and Taiwan. From September 2002 to April 2010, Mr. Meng served as senior vice president and president of Greater China of Qualcomm Inc. (NASDAQ: QCOM). Prior to joining Qualcomm Inc., he was the chief operating officer of Tecom Asia Group in Beijing, and he had held various senior posts at Asia.com Inc. and Leyou.com Inc., in Beijing, Infocomm International Corp., in Taipei and Allen Telecom Inc., in Cleveland, Ohio, United States.

     As at the Latest Practicable Date, Mr. Meng was interested in 4,471,244 Ordinary Shares within the meaning of Part XV of the SFO.

     On 17 November 2011, Mr. Meng was granted an option to purchase 4,471,244 Ordinary Shares, if fully exercised, at a price per Ordinary Share of HK$0.4, pursuant to the 2004 Stock Option Plan. This option will expire on the earlier of 16 November 2021 or 120 days after termination of his service to the Board.

     Mr. Meng does not have any relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

     Mr. Meng has not entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

LETTER FROM THE BOARD

     Information about Mr. Meng’s emolument is set out in the 2011 Annual Report. Save as disclosed in the 2011 Annual Report, Mr. Meng has not received any other emoluments (including any bonus payments, whether fixed or discretionary in nature) for the year ended 31 December 2011.

     If re-elected, Mr. Meng will be eligible as a participant of the Option Plans and the 2004 Equity Incentive Plan. As such, Mr. Meng will be eligible to be granted options, rights or awards pursuant to the terms of the Option Plans and the 2004 Equity Incentive Plan. Any other emoluments of Mr. Meng will be determined by the Compensation Committee and thereafter approved by the Directors in accordance with the Company’s remuneration policy and will be comparable with the remuneration received by directors in other similar publicly-traded companies.

(vi) Lawrence Juen-Yee Lau

     Professor Lawrence Juen-Yee Lau, aged 67, was appointed as a non-executive Director of the Company with effect from 30 June 2011.

     Professor Lawrence Juen-Yee Lau has been a Director since 2011. Professor Lau received his B.S. degree (with Great Distinction) in Physics and Economics from Stanford University in 1964 and his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976 and the first Kwoh-Ting Li Professor in Economic Development at Stanford University in 1992. From 1992 to 1996, he served as a co-director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999, as the director of the Stanford Institute for Economic Policy Research. He became Kwoh-Ting Li Professor in Economic Development, Emeritus, at Stanford University upon his retirement in 2006. From 2004 to 2010, Professor Lau served as vice-chancellor (President) of The Chinese University of Hong Kong. In 2010, he was appointed chairman of CIC International (Hong Kong) Co., Limited, a wholly-owned subsidiary of China Investment Corporation, and serves concurrently as Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong.

     As at the Latest Practicable Date, Professor Lau has no interest in any Ordinary Shares within the meaning of Part XV of the SFO.

     Save for the fact that Professor Lau is the chairman of CIC International (Hong Kong) Co., Limited, which in turn is a wholly-owned subsidiary of China Investment Corporation, a substantial shareholder of the Company, Professor Lau is not otherwise related to any Directors, senior management or substantial or controlling shareholders of the Company.

     Professor Lau has not entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

LETTER FROM THE BOARD

     Professor Lau did not receive any emoluments (including any bonus payments, whether fixed or discretionary in nature) for the year ended 31 December 2011.

     If re-elected, Professor Lau will be eligible as a participant of the Option Plans and the 2004 Equity Incentive Plan. As such, Professor Lau will be eligible to be granted options, rights or awards pursuant to the terms of the Option Plans and the 2004 Equity Incentive Plan. Any other emoluments of Professor Lau will be determined by the Compensation Committee and thereafter approved by the Directors in accordance with the Company’s remuneration policy and will be comparable with the remuneration received by directors in other similar publicly-traded companies.

     In relation to the aforesaid Directors who are proposed to be re-elected, save as disclosed above, there is no other information required to be disclosed nor are/were they involved in any of the matters required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

2. General Mandates to Issue and Repurchase Shares

     Resolutions will be proposed at the AGM to grant general mandates to the Directors to issue and purchase Shares. The relevant resolutions, in summary, are:

—	an ordinary resolution to give the Directors a general and unconditional mandate to allot, issue, grant, distribute and otherwise deal with additional Shares, not exceeding 20% of the Company’s issued share capital as at the date of the resolution (as adjusted in accordance with the resolution), for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the “New Issue Mandate”), which New Issue Mandate, for the purposes of calculating the number of Shares that may be issued under the New Issue Mandate, shall disregard the number of new Shares allotted and issued upon the exercise of any right to subscribe or purchase attached to any Shares (“Convertible Shares”) issued pursuant to the resolution to the extent of the amount of the aggregate nominal share capital of such new Shares to be issued that is equal to the aggregate nominal share capital of such Convertible Shares and provided that such Convertible Shares are cancelled on or after the issue of such new Shares;

—	an ordinary resolution to give the Directors a general and unconditional mandate to exercise all the powers of the Company to repurchase an amount of Shares not exceeding 10% of the Company’s issued share capital as at the date of the resolution, for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the “Repurchase Mandate”); and

LETTER FROM THE BOARD

—

conditional on the passing of the resolutions to grant the New Issue Mandate and the Repurchase Mandate, an ordinary resolution to authorize the Directors to exercise the powers to allot, issue, grant, distribute and otherwise deal with additional Shares under the New Issue Mandate in respect of the aggregate nominal amount of share capital in the Company purchased by the Company.

     As at the Latest Practicable Date, the Company had in issue an aggregate of 27,515,703,180 Ordinary Shares. On 4 June 2012, the 360,589,053 convertible preferred shares issued to Country Hill Limited and the 84,956,858 convertible preferred shares issued to Datang Holdings (Hongkong) Investment Company Limited will be mandatorily converted into 4,455,459,110 Ordinary Shares (assuming the initial conversion rate of 10 Ordinary Shares per convertible preferred share shall apply) pursuant to the ordinary resolutions passed at the extraordinary general meeting of the Company held on 27 May 2011 (the “Mandatory Conversion”). Accordingly, as at the date of the AGM, subject to the passing of Resolution no. 4 in relation to the New Issue Mandate and in accordance with the terms therein, the Company would be allowed to issue additional Shares of up to the aggregate amount of a maximum of 6,394,232,458 Shares, representing 20% of the then existing issued share capital of the Company as at the date of the AGM, being 31,971,162,290 Ordinary Shares, on the basis that, save and except the Mandatory Conversion as disclosed above, no further Ordinary Shares will be issued or repurchased prior to the date of the AGM.

     As of 31 December 2011, there are (i) an outstanding warrant to purchase 488,730 Ordinary Shares which was granted in connection with an intellectual property development license agreement entered into by the Company in 2003 with a service provider; (ii) an outstanding warrant to purchase 833,810,415 Ordinary Shares (subject to adjustment) at a purchase price of HK$1.30 Ordinary Share, subject to receipt of required government and regulatory approvals, granted to Taiwan Semiconductor Manufacturing Company, Ltd. on 9 November 2009; (iii) an outstanding warrant to subscribe up to 72,117,810 convertible preferred shares at an exercise price of HK$5.39 per convertible preferred share (reflective of an effective conversion price of HK$0.539 per Ordinary Share (based on the initial conversion rate of 10 Shares per convertible preferred share, subject to adjustment)) granted to Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation; and (iv) an outstanding warrant to subscribe up to 16,991,371 convertible preferred shares at an exercise price of HK$5.39 per convertible preferred share (reflective of an effective conversion price of HK$0.539 per Ordinary Share (based on the initial conversion rate of 10 Shares per convertible preferred share, subject to adjustment)) granted to Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang.

     Save as disclosed above and in the 2011 Annual Report, there are no other outstanding options, warrants and other derivatives and there were no exercise of any outstanding options, warrants and other derivatives in the year ended 31 December 2011.

     The full text of these (and other) resolutions is set out in the Notice. In addition, and as required under the Listing Rules, an explanatory statement providing the requisite information regarding the Repurchase Mandate is set out in Appendix I to this circular.

LETTER FROM THE BOARD

RECOMMENDATION

     The Directors are of the opinion that the above proposed resolutions by the Board set out in the Notice are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of such proposed resolutions.

PROPOSAL BY A SHAREHOLDER TO AMEND THE ARTICLES OF ASSOCIATION AND ADOPTION OF A NEW SET OF AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY

     The Board has received a proposal from a Shareholder pursuant to Article 68(C) of the Articles of Association, to amend certain provisions of the Articles of Association at the AGM in light of the recent changes to the Listing Rules.

     Details of the proposed amendments to the Articles of Association are set out in Appendix II to this circular.

RESPONSIBILITY STATEMENT

     This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company.

     The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

ANNUAL GENERAL MEETING

     The voting at the AGM will be taken by a poll. The Company will make an announcement of the poll results in accordance with the relevant requirements under the Listing Rules as soon as possible.

     A form of proxy for the AGM is enclosed with this circular. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Hopewell Centre, 17M Floor, 183 Queen’s Road East, Wanchai, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the AGM. The completion of a form of proxy will not preclude you from attending and voting at the AGM in person.

Yours faithfully,
On behalf of the Board of Directors
Dr. Tzu-Yin Chiu
Chief Executive Officer, Executive Director

APPENDIX I	EXPLANATORY STATEMENT

     This is an explanatory statement given to all Shareholders relating to a resolution (the “Resolution”) to be considered, and if thought fit, passed by the Shareholders at the AGM authorizing the Repurchase Mandate.

LISTING RULES

     This explanatory statement contains the information required by the Listing Rules, which provide that all repurchases of securities by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate to the Directors to make such repurchases or by specific approval in relation to specific transactions.

     Any repurchase would be made out of funds which are legally available for the purpose in accordance with the Company’s constitutive documents and the applicable laws and regulations of the Cayman Islands.

     It is proposed that the Repurchase Mandate will authorize the repurchase by the Company of up to 10% of the Shares in issue as at the date of passing the resolution. As at the Latest Practicable Date, the authorized share capital of the Company is US$22,000,000 consisting of 50,000,000,000 Ordinary Shares, each with a par value of US$0.0004 per Share and 5,000,000,000 undesignated preference shares, each with a par value of US$0.0004 per Share and the number of Ordinary Shares in issue was 27,515,703,180, representing a paid-up share capital of approximately US$11,006,281. As a result of the Mandatory Conversion, the number of Ordinary Shares in issue will be 31,971,162,290, representing a paid-up share capital of approximately US$12,788,465. On the basis of the 31,971,162,290 Ordinary Shares which will be in issue as at the date of the AGM (and assuming that, save and except the Mandatory Conversion as disclosed in this Circular, no further Ordinary Shares will be issued or repurchased prior to the date of the AGM), the Company would be authorized under the Repurchase Mandate to repurchase a maximum of 3,197,116,229 Shares (being 10% of the Shares in issue) during the period in which the Repurchase Mandate remains in force. Any Share repurchased pursuant to the Repurchase Mandate must be fully paid-up.

REASONS FOR REPURCHASES

     The Directors believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Directors to purchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings (in each case on a per Share basis) and will only be made when the Directors believe that such repurchases will benefit the Company and its Shareholders.

     There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the 2011 Annual Report) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing level which in the opinion of the Directors is from time to time appropriate for the Company.

APPENDIX I	EXPLANATORY STATEMENT

DISCLOSURE OF INTERESTS

     None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their Associates, has any present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell Shares to the Company.

     No connected person (as defined in the Listing Rules) of the Company has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to sell any of the Shares held by him to the Company, in the event that the Repurchase Mandate is authorized.

UNDERTAKING

     The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws and regulations of the Cayman Islands.

SHARE PRICES

     During each of the twelve months preceding the Latest Practicable Date, the highest and lowest traded prices for Shares on the Stock Exchange were as follows:

	Highest	Lowest
	(HK$)	(HK$)
2011
May	$0.940	$0.620
June	$0.670	$0.580
July	$0.600	$0.455
August	$0.485	$0.335
September	$0.495	$0.350
October	$0.460	$0.350
November	$0.450	$0.370
December	$0.400	$0.360

2012
January	$0.425	$0.365
February	$0.465	$0.405
March	$0.420	$0.375
April	$0.425	$0.380

APPENDIX I	EXPLANATORY STATEMENT

     No purchase of Shares has been made by the Company on the Stock Exchange in the six months immediately preceding the Latest Practicable Date. In the six months preceding the Latest Practicable Date, no repurchase of Shares has been made by the Company from its employees pursuant to the 2001 Stock Plan, 2001 Regulation S Stock Plan, 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan.

EFFECT OF THE TAKEOVERS CODE

     If as a result of a repurchase of securities of the Company, the proportionate interest in the voting rights of the Company of a Shareholder increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of the Shareholders’ interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

     As recorded in the register kept by the Company under Section 336 of the SFO as at the Latest Practicable Date, Datang was directly and/or indirectly interested in an aggregate of 5,316,569,761 Ordinary Shares in long position, representing approximately 19.32% of the issued share capital of the Company, Shanghai Industrial Investment (Holdings) Company Limited (“Shanghai Industrial”) was directly and/or indirectly interested in an aggregate of 2,143,277,340 Ordinary Shares in long position, representing approximately 7.79% of the issued share capital of the Company, whereas Taiwan Semiconductor Manufacturing Company, Ltd. (“TSMC”) was, by virtue of the SFO, directly and/or indirectly interested in an aggregate of 2,623,303,633 Ordinary Shares (including 1,789,493,218 Ordinary Shares and an unexercised warrant to purchase (if fully exercise) up to 833,810,415 Ordinary Shares) in long position, representing approximately 9.53% of the issued share capital of the Company.

     As a result of the Mandatory Conversion, the interests of Datang, Shanghai Industrial and TSMC will be decreased to 19.29% (in long position), 6.70% (in long position) and 8.21% (in long position) of the issued share capital of the Company, respectively, and the interests of Country Hill Limited will become 11.28%.

     Assuming that, save and except the Mandatory Conversion as disclosed in this Circular, no further Ordinary Shares will be issued or repurchased prior to the date of the AGM, in the event that the Directors exercise in full the power to repurchase securities of the Company under the proposed Repurchase Mandate, the interest of Datang, Shanghai Industrial, TSMC and Country Hill Limited will be increased to 21.43% (in long position), 7.45% (in long position), 9.12% (in long position) and 12.53% (in long position) of the issued Share capital of the Company, respectively.

     In this regard, as at the Latest Practicable Date, the Directors are not aware of the consequences of any increase in the voting rights of any existing Shareholder resulting from an exercise in full by the Directors of the power to repurchase securities of the Company under the proposed Repurchase Mandate that will result in such person becoming obliged to make a mandatory offer under Rule 26 of the Takeovers Code.

APPENDIX I	EXPLANATORY STATEMENT

     As at the Latest Practicable Date, approximately 80.7% of the issued share capital of the Company was held in public hands. Immediately following the Mandatory Conversion as disclosed above, approximately 69.42% of the issued share capital of the Company will be held in public hands, assuming no further Shares will be issued or repurchased after the Latest Practicable Date and up to the date of the Mandatory Conversion. Based on such percentage of shareholding and assuming that, save and except for the Mandatory Conversion, no further Shares will be issued or repurchased prior to the AGM and in the event that the Directors exercise in full the power to repurchase securities of the Company under the proposed Repurchase Mandate, approximately 66.02% of the issued share capital of the Company will be held in public hands. The Directors have no present intention to exercise the proposed Repurchase Mandate to such extent as will result in less than 25% of the issued share capital of the Company held in public hands.

APPENDIX II	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

Index	Amendment	Original	Proposed amendment
1	Article 61 be deleted and replaced in its entirety	The Board or the Chairman of the Board may whenever they or he think fit proceed to convene a general meeting of the Company. The ability of Members to call any general meeting of the Company is specifically denied. General meetings of the Company may be held at such place, either within or without the Cayman Islands, as determined by the Board. The Board may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as follows:	The Board or the Chairman of the Board may whenever they or he think fit proceed to convene a general meeting of the Company. Member(s) solely or collectively representing more than 10% of the total voting rights of all Members may request the Board to convene an extraordinary general meeting. The Chairman shall, within 10 days after receipt of the request from such Member(s), prepare for convening an extraordinary general meeting to transact the business brought before such meeting by such Member(s) in accordance with the Articles. General meetings of the Company may be held at such place, either within or outside the Cayman Islands, as determined by the Board. The Board may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as follows:

APPENDIX II	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

Index	Amendment	Original	Proposed amendment
2	First paragraph of Article 68 be deleted and replaced in its entirety	No business may be transacted at any general meeting, other than business that is either (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board (or any duly authorized committee thereof), (B) otherwise properly brought before an annual general meeting by or at the direction of the Board (or any duly authorized committee thereof) or (C) otherwise properly brought before an annual general meeting by any Member of the Company who (i) is a Member of record on both (x) the date of the giving of the notice by such Member provided for in this Article 68 and (y) the record date for the determination of Members entitled to vote at such annual general meeting and (ii) complies with the notice procedures set forth in this Article 68.	No business may be transacted at any general meeting, other than business that is either (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board (or any duly authorized committee thereof), (B) otherwise properly brought before an annual general meeting by or at the direction of the Board (or any duly authorized committee thereof) or (C) otherwise properly brought before an annual general meeting by any Member of the Company or properly brought before any other general meetings by Member(s) solely or collectively representing more than 10% of the total voting rights of all Members and, in both cases, such Member(s) shall (i) be Member(s) of record on both (x) the date of the giving of the notice by such Member(s) provided for in this Article 68 and (y) the record date for the determination of Members entitled to vote at such general meeting and (ii) comply with the notice procedures set forth in this Article 68.

	Article 68.1 be deleted and replaced in its entirety	In addition to any other applicable requirements, for business to be properly brought before an annual general meeting by a Member, such Member must have given timely notice thereof in proper written form to the Secretary of the Company.	In addition to any other applicable requirements, for business to be properly brought before any general meeting by (a) Member(s), such Member(s) must have given timely notice thereof in proper written form to the Secretary of the Company.

APPENDIX II	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

Index	Amendment	Original	Proposed amendment
	Article 68.2 be deleted and replaced in its entirety	For all matters other than for the nomination for election of a Director to be made by a Member of the Company, to be timely, such Member’s notice shall be delivered to the Secretary at the principal executive offices of the Company not less than sixty (60) days nor more than ninety (90) days prior to the first anniversary of the preceding year’s annual general meeting; provided, however, that in the event that the date of the annual general meeting is advanced by more than thirty (30) days or delayed by more than sixty (60) days from such anniversary date, notice by the Member to be timely must be delivered not earlier than the ninetieth (90th) day prior to such annual general meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual general meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made.	For all matters other than for the nomination for election of a Director to be made by (a) Member(s) of the Company, to be timely, such Member’s/Members’ notice shall be delivered to the Secretary at the principal executive offices of the Company (i) in respect of an annual general meeting, not less than sixty (60) days nor more than ninety (90) days prior to the first anniversary of the preceding year’s annual general meeting; provided, however, that in the event that the date of the annual general meeting is advanced by more than thirty (30) days or delayed by more than sixty (60) days from such anniversary date, notice by the Member(s) to be timely must be delivered not earlier than the ninetieth (90th) day prior to such annual general meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual general meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made or (ii) in the case of an extraordinary general meeting, within 7 days after the day of the dispatch of the notice of such meeting. Upon receipt of a valid notice duly served by a Member in accordance with this Article, the Board shall, if necessary in order to comply with the notice period requirement set out in these Articles and/or any applicable laws or regulations, postpone the holding of such general meeting by serving a notice of postponement on its Members in any manner permitted by these Articles and, for purposes of convening the postponed meeting, notice of the postponed meeting shall be given as in the case of an original meeting in compliance with these Articles and/or any applicable laws or regulations.

APPENDIX II	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

Index	Amendment	Original	Proposed amendment
	Article 68.3 be deleted and replaced in its entirety	To be in proper written form, a Member’s notice to the Secretary must set forth as to each matter such Member proposes to bring before the annual general meeting (1) a brief description of the business desired to be brought before the annual general meeting and the reasons for conducting such business at the annual general meeting, (2) the name and record address of such Member, (3) the class or series and number of Shares of the Company which are owned beneficially or of record by such Member, (4) a description of all arrangements or understandings between such Member and any other person or persons (including their names) in connection with the proposal of such business by such Member and any material interest of such Member in such business and (5) a representation that such Member intends to appear in person or by proxy at the annual general meeting to bring such business before the meeting.	To be in proper written form, a Member’s/Members’ notice to the Secretary must set forth as to each matter such Member proposes to bring before the general meeting (1) a brief description of the business desired to be brought before the general meeting and the reasons for conducting such business at the general meeting, (2) the name(s) and record address(es) of such Member(s), (3) the class or series and number of Shares of the Company which are owned beneficially or of record by such Member(s), (4) a description of all arrangements or understandings between such Member(s) and any other person or persons (including their names) in connection with the proposal of such business by such Member(s) and any material interest of such Member(s) in such business and (5) a representation that such Member(s) intend(s) to appear in person or by proxy at the general meeting to bring such business before the meeting.

APPENDIX II	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

Index	Amendment	Original	Proposed amendment
	Article 68.4 be deleted and replaced in its entirety	No business shall be conducted at the annual general meeting except business brought before the annual general meeting in accordance with the procedures set forth in this Article 68, provided, however, that, once business has been properly brought before the annual general meeting in accordance with such procedures, nothing in this Article 68 shall be deemed to preclude discussion by any Member of any such business. If the Chairman of an annual general meeting determines that business was not properly brought before the annual general meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.	No business shall be conducted at a general meeting except business brought before the general meeting in accordance with the procedures set forth in this Article 68, provided, however, that, once business has been properly brought before the general meeting in accordance with such procedures, nothing in this Article 68 shall be deemed to preclude discussion by any Member of any such business. If the Chairman of a general meeting determines that business was not properly brought before the general meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

APPENDIX II	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

Index	Amendment	Original	Proposed amendment
	Article 68.5 be deleted and replaced in its entirety	In addition to any other applicable requirements, for a nomination for election of a Director to be made by a Member of the Company, such Member must (A) be a Member of record on both (x) the date of the giving of the notice by such Member provided for in this Article 68 and (y) the record date for the determination of Members entitled to vote at such annual general meeting and (B) have given timely notice thereof in proper written form to the Secretary of the Corporation. If a Member is entitled to vote only for a specific class or category of directors at a meeting of the Members, such Member’s right to nominate one or more persons for election as a director at the meeting shall be limited to such class or category of directors.	In addition to any other applicable requirements, for a nomination for election of a Director to be made by (a) Member(s) of the Company, such Member(s) must (A) be (a) Member(s) of record on both (x) the date of the giving of the notice by such Member(s) provided for in this Article 68 and (y) the record date for the determination of Members entitled to vote at such general meeting and (B) have given timely notice thereof in proper written form to the Secretary of the Corporation. If a Member is entitled to vote only for a specific class or category of directors at a meeting of the Members, such Member’s right to nominate one or more persons for election as a director at the meeting shall be limited to such class or category of directors.

APPENDIX II	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

Index	Amendment	Original	Proposed amendment
	Article 68.6 be deleted and replaced in its entirety	To be timely for purposes of Article 68.5 in connection with the annual general meeting, a Member’s notice shall be delivered to the Secretary at the principal executive offices of the Company. In the event the Company calls an extraordinary general meeting for the purpose of electing one or more directors to the Board, any Member entitled to vote for the election of such director(s) at such meeting and satisfying the requirements specified above may nominate a person or persons (as the case may be) for election to such position(s) as are specified in the Company’s notice of such meeting, but only if the Member notice required hereof shall be delivered to the Secretary at the principal executive office of the Company, The period for lodgment of the notices by a Member referred to in this Article shall commence no earlier than the day after the dispatch of the notice of the meeting appointed for such election and end no later than (7) days prior to the date of such meeting and shall be for a minimum period of seven (7) days.	To be timely for purposes of Article 68.5 in connection with the annual general meeting, a Member’s notice shall be delivered to the Secretary at the principal executive offices of the Company. In the event of an extraordinary general meeting for the purpose of electing one or more directors to the Board, any Member entitled to vote for the election of such director(s) at such meeting and satisfying the requirements specified above may nominate a person or persons (as the case may be) for election to such position(s) as are specified in the Company’s notice of such meeting, but only if the Member notice required hereof shall be delivered to the Secretary at the principal executive office of the Company. The period for lodgment of the notices by a Member referred to in this Article shall commence no earlier than the day after the dispatch of the notice of the meeting appointed for such election and end no later than (7) days prior to the date of such meeting and shall be for a minimum period of seven (7) days. Upon receipt of a valid notice duly served by a Member in accordance with this Article, the Board shall, if necessary in order to comply with the notice period requirement set out in these Articles and/or any applicable laws or regulations, postpone the holding of such general meeting by serving a notice of postponement on its Members in any manner permitted by these Articles and for the purpose of convening the postponed meeting, notice of the postponed meeting shall be given as in the case of an original meeting in compliance with these Articles and/or any applicable laws or regulations.

APPENDIX II	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

Index	Amendment	Original	Proposed amendment
	Article 68.7 be deleted and replaced in its entirety	To be in proper written form for purposes of Article 68.5, a Member’s notice to the Secretary must be set forth (A) as to each person whom the Member proposes to nominate for election as a director (1) the name, age, business address and residence address of the person, (2) the principal occupation or employment of the person, (3) the class or series and number of Shares of the Company, if any, which are owned beneficially or of record by the person and (4) any other information relating to the person that would be required to be disclosed pursuant to any Exchange Rules; and (B) as to the Member giving notice (1) the name and record address of such Member, (2) the class or series and number of Shares of the Company which are owned beneficially or of record by such Member, (3) a description of all arrangements or understandings between such Member and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such Member, (4) a representation that such Member intends to appear in person or by proxy at the annual meeting to nominate the person(s) named in its notice and (5) any other information relating to such Member that would be required to be disclosed pursuant to any Exchange Rules. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.	To be in proper written form for purposes of Article 68.5, a Member’s/Members’ notice to the Secretary must be set forth (A) as to each person whom the Member(s) propose(s) to nominate for election as a director (1) the name, age, business address and residence address of the person, (2) the principal occupation or employment of the person, (3) the class or series and number of Shares of the Company, if any, which are owned beneficially or of record by the person and (4) any other information relating to the person that would be required to be disclosed pursuant to any Exchange Rules; and (B) as to the Member(s) giving notice (1) the name and record address of such Member(s), (2) the class or series and number of Shares of the Company which are owned beneficially or of record by such Member(s), (3) a description of all arrangements or understandings between such Member(s) and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such Member(s), (4) a representation that such Member(s) intend(s) to appear in person or by proxy at the general meeting to nominate the person(s) named in such notice and (5) any other information relating to such Member(s) that would be required to be disclosed pursuant to any Exchange Rules. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

APPENDIX II	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

Index	Amendment	Original	Proposed amendment
	Article 68.8 be deleted and replaced in its entirety	No person shall be eligible for election as a director of the Company unless nominated in accordance with the procedures set forth in the Articles under this heading of “NOTICE OF GENERAL MEETINGS”. If the Chairman of an annual general meeting determines that a nomination was not made in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded. This Article 68 shall not apply to any nomination of a director in an election in which only the holders of one or more series of Preferred Shares of the Company are entitled to vote (unless otherwise provided in the terms of such series of Preferred Shares).	No person shall be eligible for election as a director of the Company unless nominated in accordance with the procedures set forth in the Articles under this heading of “NOTICE OF GENERAL MEETINGS”. If the Chairman of a general meeting determines that a nomination was not made in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded. This Article 68 shall not apply to any nomination of a director in an election in which only the holders of one or more series of Preferred Shares of the Company are entitled to vote (unless otherwise provided in the terms of such series of Preferred Shares).

NOTICE OF ANNUAL GENERAL MEETING

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 981)

(1) NOTICE OF ANNUAL GENERAL MEETING
(2) RE-ELECTION OF DIRECTORS
(3) PROPOSED GENERAL MANDATES TO ISSUE AND
REPURCHASE SHARES
AND
(4) AMENDMENTS TO THE ARTICLES OF ASSOCIATION

     NOTICE IS HEREBY GIVEN THAT the annual general meeting (“AGM”) of Semiconductor Manufacturing International Corporation (the “Company”) will be held on Thursday, 7 June 2012 at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China at 11: 00 a.m. for the purpose of transacting the following business:

ORDINARY BUSINESS

1.	To receive and consider the audited financial statements and the reports of the Directors of the Company (the “Directors”) and auditors of the Company for the year ended 31 December 2011.

2.	To re-elect the retiring Directors and authorize the board of Directors (the “Board of Directors”) to fix their remuneration.

3.	To re-appoint Deloitte Touche Tohmatsu as auditors of the Company and authorize the audit committee of the Board of Directors to fix their remuneration.

SPECIAL BUSINESS PROPOSED BY THE BOARD OF DIRECTORS

     To consider and, if thought fit, to pass with or without modification the following ordinary resolutions as proposed by the Board of Directors:

4.	“THAT:

	(A)	subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period (as defined below) of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares (as defined below) and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved;

*     for identification purposes only

NOTICE OF ANNUAL GENERAL MEETING

(B)	the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Board of Directors pursuant to the approval in paragraph (A) above, otherwise than pursuant to:

	(i)	a Rights Issue (as defined below); or

	(ii)	any option scheme or similar arrangement for the time being adopted for the grant or issue to the Directors and/or officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares, including without limitation pursuant to the Company’s 2004 Stock Option Plan, 2004 Employee Stock Purchase Plan and the 2004 Equity Incentive Plan; or

	(iii)	the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares; or

	(iv)	any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares pursuant to the articles of association of the Company (the “Articles”) from time to time, shall not exceed the aggregate of:

(a) twenty per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 4 (the “Issue Mandate Limit”); and

(b) (if the Board of Directors is so authorized by a separate resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this Resolution 4 (up to a maximum equivalent to ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 4), and the said approval shall be limited accordingly;

NOTICE OF ANNUAL GENERAL MEETING

(c)	for the purposes of calculating the number of Shares that may be issued under the Issue Mandate Limit, the number of new Shares allotted and issued upon the exercise of any right to subscribe or purchase Shares attached to any Shares (“Convertible Shares”) issued pursuant to this resolution shall, to the extent of the amount of the aggregate nominal share capital of such new Shares to be issued that is equal to the aggregate nominal share capital of such Convertible Shares and provided that such Convertible Shares are cancelled on or after the issue of such new Shares, be disregarded;

(d)	for the purpose of this Resolution 4:

	(i)	“Relevant Period” means the period from (and including) the date of passing this Resolution 4 until the earlier of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by law to be held; or

(c) the revocation or variation of the authority given under this Resolution 4 by an ordinary resolution of the shareholders of the Company in a general meeting;

	(ii)	“Rights Issue” means an offer of Shares open for a period fixed by the Board of Directors to holders of Shares on the register of members (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase shares in the Company on the relevant register) on a fixed record date in proportion to their then holdings of such Shares (and, if appropriate, such warrants and other securities) (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company);

	(iii)	“Ordinary Shares” means the common shares of par value US$0.0004 each in the capital of the Company;

	(iv)	“Preferred Shares” means the preferred shares of par value of US$0.0004 each in capital of the Company; and

	(v)	“Shares” means shares of all classes in the capital of the Company (including but not limited to Ordinary Shares and Preferred Shares) and warrants and other securities which carry a right to subscribe or purchase shares in the Company.”

NOTICE OF ANNUAL GENERAL MEETING

5.	“THAT:

	(A)	subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange on which the Shares may be listed and which is recognised for this purpose by the Hong Kong Securities and Futures Commission and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time), be and is hereby generally and unconditionally approved;

	(B)	the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased pursuant to the approval in paragraph (A) above shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution 5, and the said approval shall be limited accordingly; and

	(C)	for the purpose of this Resolution 5:

		(i)	“Relevant Period” means the period from (and including) the passing of this Resolution 5 until the earlier of:

			(a)	the conclusion of the next annual general meeting of the Company;

			(b)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by law to be held; or

			(c)	the revocation or variation of the authority given under this Resolution 5 by an ordinary resolution of the shareholders of the Company in a general meeting; and

		(ii)	“Shares” means shares of all classes in the capital of the Company (including but not limited to ordinary shares of par value US$0.0004 each in the capital of the Company and preferred shares of par value US$0.0004 each in the capital of the Company) and warrants and other securities which carry a right to subscribe or purchase shares in the Company.”

NOTICE OF ANNUAL GENERAL MEETING

6.

“THAT, conditional on the passing of Resolutions 4 and 5, the exercise by the Board of Directors of the powers referred to in paragraph (A) of Resolution 4 in respect of the share capital of the Company referred to in sub-paragraph (b) of paragraph (B) of Resolution 4, be and is hereby approved and authorized.”

SPECIAL BUSINESS PROPOSED BY A SHAREHOLDER

To consider and, if thought fit, to pass with or without modifications the following special resolutions as proposed by a shareholder:

7.	“THAT the Articles be and are hereby amended in the following manner:

	(a)	Article 61

Article 61 shall be deleted in its entirety and replaced by the following new Article 61:

“The Board or the Chairman of the Board may whenever they or he think fit proceed to convene a general meeting of the Company. Member(s) solely or collectively representing more than 10% of the total voting rights of all Members may request the Board to convene an extraordinary general meeting. The Chairman shall, within 10 days after receipt of the request from such Member(s), prepare for convening an extraordinary general meeting to transact the business brought before such meeting by such Member(s) in accordance with the Articles. General meetings of the Company may be held at such place, either within or outside the Cayman Islands, as determined by the Board. The Board may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as follows:”

	(b)	Article 68

The first paragraph of Article 68 shall be deleted in its entirety and replaced by the following new Article 68:

“No business may be transacted at any general meeting, other than business that is either (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board (or any duly authorized committee thereof), (B) otherwise properly brought before an annual general meeting by or at the direction of the Board (or any duly authorized committee thereof) or (C) otherwise properly brought before an annual general meeting by any Member of the Company or properly brought before any other general meetings by Member(s) solely or collectively representing more than 10% of the total voting rights of all Members and, in both cases such Member(s) shall (i) be Member(s) of record on both (x) the date of the giving of the notice by such Member(s) provided for in this Article 68 and (y) the record date for the determination of Members entitled to vote at such general meeting and (ii) comply with the notice procedures set forth in this Article 68.”

NOTICE OF ANNUAL GENERAL MEETING

Article 68.1

Article 68.1 shall be deleted in its entirety and replaced by the following new Article 68.1:

“In addition to any other applicable requirements, for business to be properly brought before any general meeting by (a) Member(s), such Member(s) must have given timely notice thereof in proper written form to the Secretary of the Company.”

Article 68.2

Article 68.2 shall be deleted in its entirety and replaced by the following new Article 68.2:

“For all matters other than for the nomination for election of a Director to be made by (a) Member(s) of the Company, to be timely, such Member’s/Members’ notice shall be delivered to the Secretary at the principal executive offices of the Company (i) in respect of an annual general meeting, not less than sixty (60) days nor more than ninety (90) days prior to the first anniversary of the preceding year’s annual general meeting; provided, however, that in the event that the date of the annual general meeting is advanced by more than thirty (30) days or delayed by more than sixty (60) days from such anniversary date, notice by the Member(s) to be timely must be delivered not earlier than the ninetieth (90th) day prior to such annual general meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual general meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made or (ii) in the case of an extraordinary general meeting, within 7 days after the day of the dispatch of the notice of such meeting. Upon receipt of a valid notice duly served by a Member in accordance with this Article, the Board shall, if necessary in order to comply with the notice period requirement set out in these Articles, postpone the holding of such general meeting by serving a notice of postponement on its Members in any manner permitted by these Articles and, for purposes of convening the postponed meeting, notice of the postponed meeting shall be given as in the case of an original meeting in compliance with these Articles.”

NOTICE OF ANNUAL GENERAL MEETING

Article 68.3

Article 68.3 shall be deleted in its entirety and replaced by the following new Article 68.3:

“To be in proper written form, a Member’s/Members’ notice to the Secretary must set forth as to each matter such Member proposes to bring before the general meeting (1) a brief description of the business desired to be brought before the general meeting and the reasons for conducting such business at the general meeting, (2) the name(s) and record address(es) of such Member(s), (3) the class or series and number of Shares of the Company which are owned beneficially or of record by such Member(s), (4) a description of all arrangements or understandings between such Member(s) and any other person or persons (including their names) in connection with the proposal of such business by such Member(s) and any material interest of such Member(s) in such business and (5) a representation that such Member(s) intend(s) to appear in person or by proxy at the general meeting to bring such business before the meeting.”

Article 68.4

Article 68.4 shall be deleted in its entirety and replaced by the following new Article 68.4:

“No business shall be conducted at a general meeting except business brought before the general meeting in accordance with the procedures set forth in this Article 68, provided, however, that, once business has been properly brought before the general meeting in accordance with such procedures, nothing in this Article 68 shall be deemed to preclude discussion by any Member of any such business. If the Chairman of a general meeting determines that business was not properly brought before the general meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.”

Article 68.5

Article 68.5 shall be deleted in its entirety and replaced by the following new Article 68.5:

“In addition to any other applicable requirements, for a nomination for election of a Director to be made by (a) Member(s) of the Company, such Member(s) must (A) be (a) Member(s) of record on both (x) the date of the giving of the notice by such Member(s) provided for in this Article 68 and (y) the record date for the determination of Members entitled to vote at such general meeting and (B) have given timely notice thereof in proper written form to the Secretary of the Corporation. If a Member is entitled to vote only for a specific class or category of directors at a meeting of the Members, such Member’s right to nominate one or more persons for election as a director at the meeting shall be limited to such class or category of directors.”

NOTICE OF ANNUAL GENERAL MEETING

Article 68.6

Article 68.6 shall be deleted in its entirety and replaced by the following new Article 68.6:

“To be timely for purposes of Article 68.5 in connection with the annual general meeting, a Member’s notice shall be delivered to the Secretary at the principal executive offices of the Company. In the event of an extraordinary general meeting for the purpose of electing one or more directors to the Board, any Member entitled to vote for the election of such director(s) at such meeting and satisfying the requirements specified above may nominate a person or persons (as the case may be) for election to such position(s) as are specified in the Company’s notice of such meeting, but only if the Member notice required hereof shall be delivered to the Secretary at the principal executive office of the Company. The period for lodgment of the notices by a Member referred to in this Article shall commence no earlier than the day after the dispatch of the notice of the meeting appointed for such election and end no later than (7) days prior to the date of such meeting and shall be for a minimum period of seven (7) days. Upon receipt of a valid notice duly served by a Member in accordance with this Article, the Board shall, if necessary in order to comply with the notice period requirement set out in these Articles and/or any applicable laws or regulations, postpone the holding of such general meeting by serving a notice of postponement on its Members in any manner permitted by these Articles and for the purpose of convening the postponed meeting, notice of the postponed meeting shall be given as in the case of an original meeting in compliance with these Articles and/or any applicable laws or regulations.”

Article 68.7

Article 68.7 shall be deleted in its entirety and replaced by the following new Article 68.7:

“To be in proper written form for purposes of Article 68.5, a Member’s/Members’ notice to the Secretary must be set forth (A) as to each person whom the Member(s) propose(s) to nominate for election as a director (1) the name, age, business address and residence address of the person, (2) the principal occupation or employment of the person, (3) the class or series and number of Shares of the Company, if any, which are owned beneficially or of record by the person and (4) any other information relating to the person that would be required to be disclosed pursuant to any Exchange Rules; and (B) as to the Member(s) giving notice (1) the name and record address of such Member(s), (2) the class or series and number of Shares of the Company which are owned beneficially or of record by such Member(s), (3) a description of all arrangements or understandings between such Member(s) and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such Member(s), (4) a representation that such Member(s) intend(s) to appear in person or by proxy at the general meeting to nominate the person(s) named in such notice and (5) any other information relating to such Member(s) that would be required to be disclosed pursuant to any Exchange Rules. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.”

NOTICE OF ANNUAL GENERAL MEETING

Article 68.8

Article 68.8 shall be deleted in its entirety and replaced by the following new Article 68.8:

“No person shall be eligible for election as a director of the Company unless nominated in accordance with the procedures set forth in the Articles under this heading of “NOTICE OF GENERAL MEETINGS”. If the Chairman of a general meeting determines that a nomination was not made in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded. This Article 68 shall not apply to any nomination of a director in an election in which only the holders of one or more series of Preferred Shares of the Company are entitled to vote (unless otherwise provided in the terms of such series of Preferred Shares).”

8.

“THAT subject to passing of Resolution 7 above, a new set of amended and restated articles of association which consolidates all of the proposed amendments referred to in Resolution 7, a copy of which has been tabled at the meeting marked “A” and signed by the chairman of the meeting for identification purpose, be and is hereby adopted as the new articles of association in substitution for and to the exclusion of the existing Articles with immediate effect.”

By Order of the Board
Anne Wai Yui Chen
Company Secretary

Hong Kong, 9 May 2012

NOTICE OF ANNUAL GENERAL MEETING

Principal place of business:
18 Zhangjiang Road
PuDong New Area
Shanghai 201203
People’s Republic of China

Registered office:
PO Box 309, Ugland House,
Grand Cayman, KY1-1104,
Cayman Islands.

Members of the Board:
Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang, Lawrence Juen-Yee Lau and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, Frank Meng and Lip-Bu Tan as Independent Non-Executive Directors of the Company.

Notes:

1.

A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint a proxy or, if such member is a holder of more than one Share, more than one proxy to attend and vote instead of such member. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a poll. A proxy need not be a member of the Company.

2.

To be valid, a form of proxy must be delivered to the Company’s branch share registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or an office copy) must be delivered to the Company’s share registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.

3.

The register of members of the Company will be closed from 4 June 2012 to 7 June 2012 (both days inclusive), during which period no transfer of shares in the Company will be registered. All persons who are registered holders of the Company’s shares on 7 June 2012, the record date for the AGM, will be entitled to attend and vote at the AGM.

4.

In relation to Resolution 2, two Class II Directors, Dr. Chen Shanzhi and Mr. Lip-Bu Tan, whose initial appointments as Directors took effect on June 23, 2009 and November 3, 2001, respectively, will retire from office at the 2012 AGM pursuant to Article 90 of the Articles of Association. Each of Dr. Chen and Mr. Tan will offer himself for re-election as a Class II Director. If re-elected, each of Dr. Chen and Mr. Tan will hold office until the 2015 annual general meeting.

NOTICE OF ANNUAL GENERAL MEETING

Two Class I Directors, Mr. Zhang Wenyi and Dr. Tzu-Yin Chiu, whose initial appointments as Directors took effect on June 30, 2011 and August 5, 2011, respectively, will retire from office at the 2012 AGM pursuant to Article 126 of the Articles of Association. Each of Mr. Zhang and Dr. Chiu will offer himself for re-election as a Class I Director. If re-elected, each of them will hold office until the 2014 annual general meeting.

One Class II Director, Mr. Frank Meng, whose initial appointment took effect on August 23, 2011, will retire from office at the 2012 AGM pursuant to Article 126 of the Articles of Association. Mr. Meng will offer himself for re-election as a Class II Director. If re-elected, he will hold office until the 2015 annual general meeting.

One Class III Director, Professor Lawrence Juen-Yee Lau, whose initial appointment took effect on June 30, 2011, will retire from office at the 2012 AGM pursuant to Article 126 of the Articles of Association. He will offer himself for re-election as a Class III Director. If re-elected, he will hold office until the 2013 annual general meeting.

5.	In relation to Resolution 5, an explanatory statement (as required by the Listing Rules) is set out in Appendix I to the circular containing this notice.

6.	By Resolutions 4 and 6, approval is being sought from the shareholders of the Company, as a general mandate in compliance with the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital of the Company, together with such number of shares as may be repurchased by the Company pursuant to the general mandate under Resolution 5, as more particularly described in Resolutions 4 to 6.

7.	The Articles of Association adopted by the Company and delivered to (and registered by) the Cayman Islands Registrar of Companies and Hong Kong Companies Registry are in the English language. Accordingly, the special resolutions set out in the above notice (Resolutions 7 and 8) will, if passed, be passed in the English language. The translation into the Chinese language (including the special resolutions) in the Chinese version of the circular is for information only.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)
REPRESENTING ORDINARY SHARES OF
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.
FOLD AND DETACH HERE

	FOR	AGAINST		FOR	AGAINST
Res. 1	☐	☐	Res. 2(iv)	☐	☐

Res. 2(i)	☐	☐	Res. 2(v)	☐	☐

Res. 2(ii)	☐	☐	Res. 2(vi)	☐	☐

Res. 2(iii)	☐	☐	Res. 2(vii)	☐	☐
	FOR	AGAINST		FOR	AGAINST
Res. 3	☐	☐	Res. 7(a)	☐	☐

Res. 4	☐	☐	Res. 7(b)	☐	☐

Res. 5	☐	☐	Res. 8	☐	☐

Res. 6	☐	☐

Address Change ☐ Mark box, sign and indicate changes/comments below:	Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions marked above.		☐

	Sign Below	Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Semiconductor Manufacturing International Corporation

ORDINARY RESOLUTIONS PROPOSED BY THE BOARD OF DIRECTORS
1.	To receive and consider the audited financial statements and the reports of the directors and auditors of the Company for the year ended 31 December 2011.
2.	(i)	To re-elect Chen Shanzhi as a non-executive director of the Company.
	(ii)	To re-elect Lip-Bu Tan as an independent non-executive director of the Company.
	(iii)	To re-elect Zhang Wenyi as an executive director of the Company.
	(iv)	To re-elect Tzu-Yin Chiu as an executive director of the Company.
	(v)	To re-elect Frank Meng as an independent non-executive director of the Company.
	(vi)	To re-elect Lawrence Juen-Yee Lau as a non-executive director of the Company.
	(vii)	To authorize the board of directors of the Company (the “Board”) to fix the directors’ remuneration.
3.	To re-appoint Deloitte Touche Tohmatsu as auditors of the Company and authorize the audit committee of the Board to fix their remuneration.
4.	To grant a general mandate to the Board to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding twenty per cent. of the issued share capital of the Company at the date of this Resolution (as adjusted).#
5.	To grant a general mandate to the Board to repurchase shares of the Company, not exceeding ten per cent. of the issued share capital of the Company at the date of this Resolution.#
6.	Conditional on the passing of Resolutions 4 and 5, to authorize the Board to exercise the powers to allot, issue, grant, distribute and otherwise deal with the additional authorized but unissued shares in the Company repurchased by the Company.#
SPECIAL RESOLUTIONS PROPOSED BY A SHAREHOLDER
7.	To approve the proposed amendments to the following articles of association of the Company#:
	(a)	Article 61
	(b)	Article 68
8.	To approve the adoption of a new set of amended and restated articles of association of the Company, which consolidates all of the approved amendments referred to in Resolution 7, in substitution for and to the exclusion of the existing articles of association of the Company with immediate effect.
# The full text of the Resolution is set out in the Notice of Annual General Meeting.

Semiconductor Manufacturing International Corporation JPMorgan Chase Bank, N.A., Depositary P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Annual General Meeting of Shareholders (the “Meeting”) of Semiconductor Manufacturing International Corporation (the “Company”) will be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China, on Thursday, June 7, 2012, at 11:00 a.m., for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., June 1, 2012. Only the registered holders of record at the close of business on May 1, 2012, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record as of May 1, 2012, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, on the Resolutions at the Meeting.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying Ordinary Shares represented by your ADRs will be voted by such person in his or her discretion.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 12:00 p.m., June 1, 2012.

For more information regarding the Meeting please visit the Company’s website at
http://www.smics.com/eng/investors/ir_report.php?year=2012. If you wish to obtain a hard copy of the Notice of Annual General Meeting free of charge, you may do so by calling JPMorgan Shareholder Service Center at 1 (800) 990-1135 or by emailing jpmorgan.adr@wellsfargo.com.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: 11 May, 2012	By:	/s/ Dr. Tzu-Yin Chiu
Name: Dr. Tzu-Yin Chiu
Title: Chief Executive Officer, Executive Director